# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LINDBLAD EXPEDITIONS HOLDINGS, INC., CIK 0001512499
CUSIP: 535219109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 96 Morton Street, 9th Floor, New York, New York (NY), 10014
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897069-24-001062
Filed by CIK 0001246840

## Reporting persons
- EIN MARK: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); sole voting power 3,324,820; shared voting power 0; sole dispositive power 3,324,820; shared dispositive power 0; aggregate amount beneficially owned 3,324,820 (6.1% of the class)
  Comment: (1) The percent ownership calculated is based upon an aggregate of 54,503,864 shares outstanding as of November 4, 2024.
- Capitol Acquisition Management 2 LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 3,005,117; shared voting power 0; sole dispositive power 3,005,117; shared dispositive power 0; aggregate amount beneficially owned 3,005,117 (5.5% of the class)
  Comment: (1) The percent ownership calculated is based upon an aggregate of 54,503,864 shares outstanding as of November 4, 2024.

## Item 1. Issuer
Name of issuer: LINDBLAD EXPEDITIONS HOLDINGS, INC.
Address of issuer's principal executive offices: 96 Morton Street, 9th Floor, New York, New York, 10014

## Item 2. Person Filing
Name of person filing: Mark D. Ein and Capitol Acquisition Management 2 LLC
Address of principal business office or, if none, residence:
The business address of each of Mr. Ein and Capitol Acquisition Management 2 LLC is c/o Lindblad Expeditions Holdings, Inc., 96 Morton Street, 9th Floor, New
York, NY 10014
Citizenship:
Mr. Ein is a United States citizen. Capitol Acquisition Management 2 LLC is a limited liability company organized and existing under the laws of the State of
Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Leland Investments, Inc., an entity controlled by Mr. Ein, is the sole member of Capitol Acquisition Management 2 LLC. Accordingly, Mr. Ein is deemed to have beneficial ownership of shares held by Capitol Acquisition Management 2 LLC.
Percent of class: 6.1
Sole power to vote or to direct the vote: 3,324,820
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,324,820
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties' Schedule 13G filed January 22, 2014).

## Signatures
- EIN MARK: /s/ Mark D. Ein, EIN MARK (02/14/2025)
- Capitol Acquisition Management 2 LLC: /s/ Mark D. Ein, President of Leland Investments, Inc. (sole member of Capitol Acquisition Management 2 LLC) (02/14/2025)